

December 21, 2011

Via E-mail
Djala Bastos de Morais
Chief Executive Officer
Companhia Energetica de Minas Gerais - CEMIG
Avenida Barbacena, 1200
301190-131 Belo Horizonte, Minas Gerais, Brazil

> **Re:** **Companhia Energetica de Minas Gerais - CEMIG**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 1-15224**

Dear Mr. Bastos de Morais:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 18. Financial Statements, page 123

Consolidated Statement of Changes in Shareholders' Equity, page F-6

1. We note that you recognized increases in equity in each year related to the acquisition of jointly-controlled subsidiaries as a result of the effect of first-time adoption of IFRS. Please tell us the transactions that resulted in changes in ownership interests in jointly-controlled subsidiaries in each year. In addition, please tell us your consideration of disclosing the effects of changes in your ownership interests in jointly controlled subsidiaries on the equity attributable to your shareholders.

2.8. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page F-27

a) Regulatory assets and liabilities, page F-27

2. We note that the adjustments to shareholders' equity related to regulatory assets and liabilities differ from the amounts of regulatory assets and liabilities disclosed in Note 4 to the financial statements included in Form 20-F for the year ended December 31, 2009. Please tell us the regulatory assets and liabilities previously reported as of December 31, 2009 and as of the transition date in accordance with U.S. GAAP that were recognized upon your adoption of IFRS, the basis in IFRS for their recognition and how the assets and liabilities are classified in the financial statements prepared in accordance with IFRS.

b) Concession contracts, page F-27

3. We note your disclosures that according to U.S. GAAP the rights and assets related to concession contracts are recorded as property, plant and equipment or intangible assets by their nature and that no revaluation has been performed. Given these disclosures please tell us what the adjustments related to concession assets represent and how the adjustments were determined.

Reconciliations, pages F-28 and F-29

4. Please tell us the nature and amounts of the other adjustments in the reconciliations of shareholders' equity and comprehensive income.

5. We note that you recognized a legal settlement in comprehensive income as presented under IFRS which was not recognized under U.S. GAAP. Please explain this legal settlement to us, why the settlement was not recognized under U.S. GAAP and the basis for recognition under IFRS.

6. We note that you recognized non-controlling interest as of the transition date. Please tell us the partially-owned consolidated subsidiaries at the transition date and how you previously accounted for the non-controlling interest under U.S. GAAP. Please also tell us the percentage ownership and amount of the non-controlling interest for each of the subsidiaries. In addition, please describe the transactions resulting in the elimination of non-controlling interests during 2009.

3. Principals of Consolidation, page F-41

7. We note that you own, directly or indirectly through subsidiaries, more than half of the voting power of Baguari Energia, TAESA, GASMIG and Centroeste. Please tell us the facts and circumstances that demonstrate your ownership in the entities do not constitute control as the term is defined in IAS 31.

8. Please tell us the significant terms and provisions included in the contractual arrangements between venturers which distinguish interests that involve joint control from investments in associates in which you may have significant influence. Refer to paragraphs 9 through 12 of IAS 31.

5. Operating Segments, page F-46

9. We note that the gross profit line item represents the amount of operating profit before finance charges presented in the consolidated income statement on page F-4. Please correct the line item description in future filings or tell us why the line item is properly characterized.

10. Please tell us your consideration of reporting a measure of total assets and liabilities, disclosing the amounts of additions to non-current assets and reporting interest revenue separately from interest expense for each reportable segment. Please also tell us why you did not report segment information for 2009. Refer to the disclosures required by IFRS 8.

13. Investments, page F-56

11. We note that you recognize the difference between the amount paid for acquisitions of interests in wholly-owned and jointly controlled subsidiaries and the net book value of the interest acquired as a "less value" or "added value" of the related concessions. Please explain to us why your accounting policy complies with IFRS and the specific IFRS guidance applied.

14. Property, Plant and Equipment, page F-59

12. Please tell us your consideration of disclosing property, plant and equipment pledged as security for liabilities. Refer to IAS 16, paragraph 74(a).

22. Shareholders' Equity, page F-83

13. Please tell us your consideration of disclosing the weighted average number of common and preferred shares used as the denominator in calculating basic and diluted earnings per share. Refer to paragraph 7(b) of IAS 33.

14. We note that you present earnings per one thousand shares, the minimum number of shares that can be traded on BOVESPA. Please tell us why this presentation complies with IAS 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Michael Fitzgerald
        Dewey & LeBoeuf